EXHIBIT 6.8

August 29th, 2025

Cooper Lloyd, CEO

Delbrook Digital Ltd.

1454 Mill Street

North Vancouver, BC

V7K1V4

Canada

Matthew Mills

Med-X, Inc.

8236 Remmet Ave

Canoga Park CA 91304

Steve Carlson, CEO

Marco Polo Securities Inc.

1230 6th Ave, 16th Floor

New York, NY 10020

Dear All:

This Agreement shall confirm the engagement of Delbrook Digital Ltd., a foreign broker-dealer based in Canada doing business as Bad Twin Capital (together with any subsidiaries, affiliates, successors and assigns, “Bad Twin Capital”), along with its US partner, Marco Polo Securities, Inc., a registered US broker-dealer and member FINRA/ SIPC (together with its subsidiaries and affiliates, “Marco Polo”), by Med-X, Inc., a Nevada Corporation (together with any subsidiaries, affiliates, successors and assigns, the “Company” or “Med-X, Inc”) pursuant to which Bad Twin Capital and Marco Polo (together, the “Bad Twin Capital Team”) shall act as financial advisers to the Company. Additionally, the Company acknowledges that registered representatives of Marco Polo may also be employees of Pi Capital International LLC (“Pi Capital”), a financial services firm located at 1230 Avenue of the Americas, 16th Floor, New York, NY 10020. This Agreement sets forth the terms of such engagement.

1. Key Terms:

(a) Transaction. For purposes of this Agreement, "Transaction" shall mean an equity transaction or series of transactions as a result of which the Company receives Consideration from any person or entity introduced by Marco Polo or Bad Twin Capital who had no prior introduction or relationship with the Company.

(b) Consideration. For purposes of this Agreement, "Consideration" shall mean the aggregate face amount of cash, securities, assets, or lines of credit in connection with the closing of a Transaction, irrespective if any of the Consideration shall be contingent in nature or is to be paid in installments. If the Consideration received or paid by the Company in connection with the Transaction is computed or payable in any foreign currency, the value of such foreign currency shall, for the purposes hereof, be converted into U.S. Dollars at the prevailing exchange rate on the date of closing of such Transaction.

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2. Services to be Rendered. The Bad Twin Capital Team shall perform such of the following services as the Company may reasonably request:

(a) The Bad Twin Capital Team shall review and familiarize itself to the extent it deems appropriate and feasible with the business, operations, properties, financial condition, competitive position, and prospects of the Company, it being understood, that the Bad Twin Capital Team shall, in the course of such familiarization, rely entirely upon publicly available information and such other information as may be supplied by the Company, without independent investigation.

(b) The Bad Twin Capital Team shall advise and assist the Company in considering the desirability of effecting a Transaction, and, if the Company believes such a Transaction to be desirable, in developing a general transaction structure and strategy to consummate a Transaction.

(c) The Bad Twin Capital Team shall advise and assist the Company in identifying potential counterparties for a Transaction and shall, on behalf of the Company, contact such parties.

(d) The Bad Twin Capital Team shall advise and assist the Company in preparing documentation for distribution to potential counterparties for a Transaction, it being specifically agreed that (i) such documentation shall be based entirely upon information supplied by the Company, which information the Company hereby warrants shall be complete and accurate in all material respects, and not misleading, (ii) the Company shall be solely responsible for the accuracy and completeness of such documentation, and (iii) other than as contemplated by this paragraph, such documentation shall not be used, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, except with The Bad Twin Capital Team's prior written consent.

(e) The Bad Twin Capital Team shall assist the Company in negotiations of financial terms and conditions of a Transaction.

(f) The Bad Twin Capital Team shall set up and manage an email outreach system on behalf of the Company, it being specifically agreed that: (i) the Bad Twin Capital Team shall identify, purchase, and configure domain names similar to the Company's primary domain, which domains shall be used exclusively for outreach purposes; (ii) the Bad Twin Capital Team shall create and manage email accounts under the name of a representative of the Company for the purpose of outreach and communications with potential counterparties; (iii) the Bad Twin Capital Team shall be responsible for managing responses received through these email accounts, including conducting follow-ups and forwarding relevant communications to the Company as appropriate; (iv) the Company acknowledges and consents to the use of these domains and email accounts for outreach efforts; and (v) Marco Polo shall have no involvement in the email outreach system, including but not limited to its setup, management, or execution. This outreach system shall be active for a total of three (3) months, unless Bad Twin Capital, in its sole discretion, determines that an extension is necessary. The email outreach system is entirely outside the scope of Marco Polo’s role under this Agreement, and Marco Polo shall not contribute to or be responsible for any aspect of this activity.

Nothing in this Agreement shall be construed as appointing Marco Polo or Bad Twin Capital as the Company’s agent, partner or joint venturer for any purpose. Marco Polo and Bad Twin Capital shall have no authority to enter into any agreement or undertake any obligation on the Company’s behalf.

3. Compensation. For services rendered by the Bad Twin Capital Team pursuant to this Agreement, the Bad Twin Capital Team shall be entitled to receive compensation per the details below:

(a) Retainer: The Company shall pay directly to Bad Twin Capital a non-refundable cash retainer in the amount of $20,000 USD. The retainer shall be due upon execution of this Agreement and shall not be credited against any other fees or payments due under this Agreement.

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(b) Success Fee: Concurrent with and as a condition to closing of a Transaction, the Company shall pay solely to Marco Polo as the US broker-dealer a cash fee in the amount of four percent (4%) of the Consideration. Marco Polo and Bad Twin Capital will share the Success Fee in accordance with agreed-upon terms contained in a side letter between the two partners.

(c) The Company shall pay such additional amounts to Marco Polo in United States Dollars in New York City as may be necessary in order that the net amount received by Marco Polo in respect of each payment by the Company of any fee, expense or other amount payable or reimbursable hereunder, after deduction or withholding for or on account of any present or future tax, levy, assessment or other governmental charge (including, without limitation, value added tax) imposed on, or as a result of, such payment by a jurisdiction other than the Unites States of America or any political subdivision or taxing authority thereof or any other jurisdiction from which such payment or reimbursement may be made, will not be less than the amount provided herein to be paid or reimbursed by the Company.

4. Reimbursement of Expenses. From time to time, and regardless of whether any Transaction is proposed or consummated, the Company shall reimburse the Bad Twin Capital Team for any and all reasonable and customary costs and expenses incurred by it in connection with the performance of services under this Agreement, including, but not limited to, travel, out-of-pocket expenses, and fees and expenses incurred with third parties including legal counsel; provided, however, that any individual expense greater than US $1.00 and any expenses in the aggregate in excess of US $1.00 shall require prior written approval of the Company.

5. Termination. This Agreement shall terminate on such date that is twelve (12) months following the date hereof (the “Termination Date”), unless extended by mutual consent of the Company and the Bad Twin Capital Team; provided, however, that this Agreement may be terminated by any party at any time, with or without cause, upon ten (10) days written notice to that effect to the other parties, except that the Bad Twin Capital Team may not terminate this Agreement prior to ninety (90) days from the date hereof. The provisions of Sections 4, 7, 8, 10, 10, and 12 hereof, together with the indemnification provisions at Appendix 1 hereto, shall survive a termination of this Agreement.

Notwithstanding any termination, Marco Polo shall be entitled to its full fees earned under any article of Section 4 hereof, and shall be entitled to its full fees under any article of Section 4 hereof in the event that at any time prior to the expiration of twenty-four (24) months after such termination a Transaction is consummated with a party introduced by the Bad Twin Capital Team.

6. Representations of the Company. In connection with the Bad Twin Capital Team’s engagement hereunder, the Company make the following representations as follow:

(a) The Company shall furnish the Bad Twin Capital Team with all information concerning the Company that the Bad Twin Capital Team requests and the Company reasonably deems appropriate and shall provide the Bad Twin Capital Team with reasonable access to its officers, directors, accountants, counsel and other advisers. The Company represents and warrants to the Bad Twin Capital Team that all such information concerning the Company and its affiliates shall be true and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstance under which such statements are made, not misleading. The Company acknowledges and agrees that the Bad Twin Capital Team will be using and relying on the information supplied by the Company without any independent investigation or verification thereof.

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(b) The Company represents, to the best of its knowledge, that none of (i) the Company, (ii) any person controlling or controlled by the Company, (iii) any person having a beneficial ownership interest in the Company and (iv) any person for whom the Company acts as an agent or nominee is (x) a country, territory, individual or entity named on the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) list, (y) a person or entity prohibited under the programs administered by OFAC (“OFAC Programs”), or (z) a country, territory, individual or entity named on another international sanctions list. The Company further represents that, to the best of its knowledge, none of the proceeds of any transaction executed by it in connection with any transaction pursuant to this Agreement shall be derived from or used for any purpose prohibited under the OFAC Programs or other international sanctions programs.

7. Representations of Bad Twin. Bad Twin represents and warrants that, a) they are properly registered and licensed to conduct the business set forth in the Agreement, b) they have the authority to enter in and to perform their obligations under the Agreement, c) Marco Polo acts as the SEC Rule 15a-6 chaperone for Bad Twin Capital and reviews and monitors Bad Twin Capital's compliance with U.S. regulatory requirements. The Bad Twin Capital Team will immediately notify the Company in writing of any change in its status with respect to subsections (a) through (c) above. The Bad Twin Capital Team covenant that they will use their reasonable best efforts to perform their services hereunder in compliance with the provisions of this Agreement and the requirements of all applicable law.

8. Confidentiality and Non-Circumvention. The Bad Twin Capital Team agrees to use all non-public information provided to it by or on behalf of the Company hereunder solely for the purpose of providing the services which are the subject of this Agreement and to treat confidentially all such information.

The restrictive covenants with respect to confidential information of this Agreement shall not apply to information which (a) can be shown to have been in the possession of the Bad Twin Capital Team prior to the execution of this Agreement, (b) is in the public domain at the time of such disclosure or subsequently enters the public domain other than through any fault of the Bad Twin Capital Team, or (c) is required to be disclosed pursuant to the order of any court or administrative or regulatory agency.

The Company acknowledges that all opinions, advice (written or oral), and printed materials furnished to the Company by the Bad Twin Capital Team in connection with this Agreement are intended solely for the benefit and use of the Company and the Company agrees that no such opinions, advice or printed materials shall be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time, in any manner or for any other purpose; provided, however, that nothing herein shall prevent the Company from disclosing any such information: (i) to prospective counterparties for a Transaction as contemplated herein, (ii) pursuant to the order of any court or administrative or regulatory agency or in any pending legal or administrative proceeding, (iii) upon the request or demand of any regulatory authority having jurisdiction over the Company or any of its affiliates, (iv) to the extent that such information becomes publicly available other than by reason of disclosure by the Company or other person subject to a confidentiality agreement, and (v) to the Company's affiliates and its and their employees, legal counsel, independent auditors and other experts or agents of the Company and who need to know such information and are informed of the confidential nature of such information.

Each party agrees to not directly or indirectly contact, transact with, or disclose to any third party any company, corporation, partnership, proprietorship, trust, or any other entity, or any individual, identified or introduced by the other party or its Representatives and not known to the first party prior to such introduction without the specific written permission of the other party.

The parties further acknowledge and agree that in order to protect each party's respective business interests, the covenants set forth in this Section 7 shall remain in force for a period of two (2) years from the date of this Agreement.

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The confidentiality provisions of this Section 7 shall supersede any confidentiality agreement previously entered into by and between the Company and the Bad Twin Capital Team.

9. Bad Twin Capital Team Activities. The Bad Twin Capital Team and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. In the course of business, the Bad Twin Capital Team and its affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products relating to, the Company and other issuers. In addition, at any given time the Bad Twin Capital Team and/or any of its affiliates may have been and/or be engaged by one or more entities that may be competitors with, or otherwise adverse to, the Company in matters unrelated to a Transaction.

10. Indemnification Provisions. The parties agree to the indemnification provisions set forth in Appendix 1 hereto, which are incorporated and made a part hereof.

11. Publicity. The Company acknowledges that the Bad Twin Capital Team may, at its own expense and with prior approval by the Company, place announcements or advertisements in newspapers and journals describing its services hereunder. The Company will not unreasonably withhold approval or any such announcements or advertisements.

12. Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto, each of which shall be an original instrument and all of which taken together shall constitute one and the same Agreement and with the same effect as if all parties had signed the same document. Scanned or facsimile counterparts, and counterparts that do not bear the parties’ corporate seal or that are not notarized, shall be deemed original execution copies. Furthermore, delivery of a signed counterpart of this Agreement by email or facsimile transmission shall constitute valid and sufficient delivery thereof.

13. Entire Agreement; Assignment. This Agreement constitutes the entire agreement between the parties hereto and no part of it may be amended, supplemented, altered or otherwise modified except by a writing executed by the party against which enforcement of such modification is sought. Furthermore, this Agreement may not be assigned by either party without the prior written consent of the other party hereto.

14. USA Patriot Act. The Company is hereby notified that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56, signed into law October 26, 2001 (the “Act”), Marco Polo is required to obtain, verify and record information that identifies the Company, which information includes the Company’s name and address and other information that will allow Marco Polo to identify the Company in accordance with the Act.

15. Governing Law, Choice of Forum, and Consent to Jurisdiction. This particular Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. For the purposes of this Agreement, the Company and the Bad Twin Capital Team hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state or federal courts located in the City of New York, State of New York, for any lawsuits, actions or other proceedings arising out of or relating to this Agreement and agree to waive any claim or defense based on jurisdiction or inconvenient or improper forum or venue.

16. Notices. All notices and other communications hereunder shall be in writing, shall be effective only upon receipt and shall be mailed, delivered by hand or overnight courier, or transmitted by fax (with the receipt of such fax to be confirmed by telephone). Notices to Delbrook Digital Ltd. shall be directed to 1454 Mill Street, North Vancouver, BC V7K1V4 Canada, Attention: Cooper Lloyd, CEO. Notices to Marco Polo Securities Inc. shall be directed to 1230 6th Ave, 16th Floor, New York, NY 10020, Attention: Steve Carlson, CEO. Notices to Med-X, Inc. shall be directed to 8236 Remmet Ave, Canoga Park, CA 91304, Attention: Matthew Mills, CEO.

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In witness whereof, the parties have executed this Agreement as of the date first above written.

Agreed to and Accepted:

Delbrook Digital Ltd.

Bad Twin Capital

By:	/s/ Cooper Lloyd
Cooper Lloyd CEO

DATE SIGNED: 29/08/2025

MED-X, INC.

By:	/s/ Matthew Mills
Matthew Mills CEO

DATE SIGNED: 02/09/2025

MARCO POLO SECURITIES, INC.

By:
Steve Carlson CEO

DATE SIGNED:_______________________

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APPENDIX 1: INDEMNIFICATION PROVISIONS

The Company agrees to indemnify and hold harmless Marco Polo and Bad Twin Capital, to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, and other liabilities (collectively, “Liabilities”), and will fully reimburse Marco Polo and Bad Twin Capital for any and all fees, costs, expenses and disbursements (collectively, “Expenses”), as and when incurred, of investigating, preparing or defending any claim, action, suit, proceeding or investigation, whether or not in connection with pending or threatened litigation or arbitration, and whether or not Marco Polo and Bad Twin Capital is a party (collectively, “Actions”) (including any and all legal and other Expenses in giving testimony or furnishing documents in response to a subpoena or otherwise), arising out of or in connection with advice or services rendered or to be rendered by Marco Polo and Bad Twin Capital pursuant to the Agreement, the transactions contemplated thereby, or Marco Polo’s and Bad Twin Capital’s actions or inactions in connection with any such advice, services or transactions; provided, however, such indemnity agreement shall not apply to any portion of any such Liability or Expense that is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of Marco Polo and Bad Twin Capital.

These Indemnification Provisions shall be in addition to any liability which the Company may otherwise have and shall extend to the following: Marco Polo and Bad Twin Capital and their respective affiliated entities, directors, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws). All references to Marco Polo and Bad Twin Capital in these Indemnification Provisions shall be understood to include any and all of the foregoing.

If any Action is commenced as to which Marco Polo and Bad Twin Capital proposes to demand indemnification hereunder, it shall notify the Company with reasonable promptness; provided, however, that any failure by Marco Polo and Bad Twin Capital to notify the Company shall not relieve the Company from its obligations hereunder. Marco Polo and Bad Twin Capital shall have the right to retain counsel of its own choice to represent it, and the Company shall pay the Expenses of such counsel; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against Marco Polo and Bad Twin Capital made with the Company’s written consent, which consent shall not be unreasonably withheld. The Company shall not, without the prior written consent of Marco Polo and Bad Twin Capital, settle or compromise any claim, or permit a default or consent to the entry of any judgment, in any Action in respect of which indemnification may be sought hereunder.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these Indemnification Provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and Marco Polo and Bad Twin Capital, on the other hand, shall contribute to the Liabilities and Expenses to which the indemnified persons may be subject in accordance with the relative benefits received by the Company, on the one hand, and Marco Polo and Bad Twin Capital, on the other hand, and also the relative fault of the Company, on the one hand, and Marco Polo and Bad Twin Capital, on the other hand, in connection with the statements, acts or omissions which resulted in such Liabilities and Expenses. The Company agrees for purposes of this paragraph that the relative benefits to the Company and Marco Polo and Bad Twin Capital of any transaction shall be deemed to be in the same proportion as the total value paid or issued or contemplated to be paid or realized by the Company or its stockholders in connection with such transaction bears to the fees paid or to be paid to Marco Polo and Bad Twin Capital under the Agreement. Notwithstanding the foregoing, Marco Polo and Bad Twin Capital shall not be obligated to contribute any amount pursuant to this paragraph that exceeds the amount of fees previously received by Marco Polo and Bad Twin Capital pursuant to the Agreement.

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Audit trail

Title	Tri Party - Bad Twin Capital - Medx
File name	Bad_Twin_Capital_...-_MED-X_.docx.pdf
Document ID	fa382855f3467aa0f0711600ced6a8b8089b5635
Audit trail date format	DD / MM / YYYY
Status	• Signed

Document History

29/08/2025 14:43:54 UTC-7	Sent for signature to Matthew Mills (matt@medx-rx.com) from cooper@badtwin.io IP: 173.181.53.135

02/09/2025 09:22:31 UTC-7	Viewed by Matthew Mills (matt@medx-rx.com) IP: 192.208.250.178
02/09/2025 09:39:02 UTC-7	Signed by Matthew Mills (matt@medx-rx.com) IP: 192.208.250.178
02/09/2025 09:39:02 UTC-7	The document has been completed.